Exhibit #12
Corning Incorporated and Subsidiary Companies
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Computation of Ratio of Earnings to Fixed Charges:
(Dollars in millions, except ratios)
                                             40 Weeks Ended                Fiscal Year Ended
                                            Oct. 9,  Oct. 10,  Jan. 2,  Jan. 3,  Dec. 29,  Dec. 30,  Dec. 31,
                                             1994      1993     1994     1993      1991     1990       1989

Income before taxes on income              $  312.2  $  72.3   $156.7   $336.6   $327.4    $328.1    $253.8
Adjustments:
  Share of earnings (losses) before
    taxes of 50% owned companies              147.7    140.3   (137.0)   103.2    165.4     175.9     206.9
  Loss before taxes of greater than
    50% owned unconsolidated subsidiaries      (2.3)    (1.5)    (3.1)    (2.1)    (2.2)     (2.0)     (1.3)
  Distributed income of less than 50%
    owned companies and share of loss if
    debt is guaranteed                          1.2      3.2      4.5     (4.3)     6.6       0.9       3.3
  Amortization of capitalized interest         10.4     10.0     13.0     11.8     10.2       8.8       7.2
  Fixed charges net of capitalized
    interest                                  149.1    115.6    155.8    130.3    126.4     112.5      91.2

Earnings before taxes and fixed charges
    as adjusted                             $ 618.3  $ 339.9   $189.9   $575.5   $633.8    $624.2    $561.1

Fixed charges                               $ 162.3  $ 130.6   $176.6   $150.2   $141.3    $132.7    $111.2

Ratio of earnings to fixed charges              3.8x     2.6x     1.1x     3.8x     4.5x      4.7x      5.0x

Fixed charges:
  Interest incurred                         $  88.4  $  68.0   $ 94.0   $ 68.9   $ 60.4    $ 58.6    $ 53.0
  Share of interest incurred of 50%
  owned companies and interest on
  guaranteed debt of less than 50%
    owned companies                            43.6     30.9     40.9     42.0     47.5      45.3      33.9
  Interest incurred by greater than
    50% owned unconsolidated subsidiaries       0.6      0.6      0.8      0.9      0.9       1.0       1.2
  Portion of rent expense which represents
    interest factor                            21.7     22.9     29.9     27.6     23.0      19.7      15.8
  Share of portion of rent expense which
    represents interest factor for 50%
    owned companies                             6.4      6.7      9.1      9.2      9.0       7.6       6.9
  Portion of rent expense which represents
    interest factor for greater than 50%
    owned unconsolidated subsidiaries                    0.1      0.1      0.1      0.1       0.1       0.1
  Amortization of debt costs                    1.6      1.4      1.8      1.5      0.4       0.4       0.3

Total fixed charges                           162.3    130.6    176.6    150.2    141.3     132.7     111.2
Capitalized interest                          (13.2)   (15.0)   (20.8)   (19.9)   (14.9)    (20.2)    (20.0)

Total fixed charges net of capitalized
  interest                                   $149.1   $115.6   $155.8   $130.3   $126.4    $112.5     $91.2
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